Mail Stop 6010

February 23, 2006

Mr. Don Gilbreath
Chief Executive Officer
Comcam International, Inc.
1140 McDermott Drive – Suite 200
West Chester, Pennsylvania 19380

**Re: Comcam International, Inc.
          Form 10-SB Registration Statement
          File No. 0-51763**

Dear Mr. Gilbreath:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Explanatory Note

1.   the first sentence of the third paragraph refers to information that may be incorporated by reference. Since you have not incorporated any information by reference and are not eligible to incorporate information by reference, please revise this section to eliminate the reference.

Item 1. Description of Business

2.   The information you have included in this section of the document omits information required by the provisions of Item 101 of Regulation S-B. Additionally, some of your disclosure is difficult to understand. Please revise to provide all required information and ensure that your disclosure is understandable. The revisions that need to be made are too extensive to comment on in detail, but the following are some examples of the types of revisions that need to be made.

- Currently, the discussion is written in technical jargon that is not likely to be understood by anyone outside your industry. It should be rewritten in language that can be understood by persons unfamiliar with your industry.

- Please revise your disclosure to clearly differentiate between the current status of your business and the business you hope to engage in the future.

- It is not clear from the disclosure what industry you operate in, what your products are or who your customers are. We note from your financial statements that you have had only $22,000 in sales in the first nine months of 2005. If you are not actively manufacturing and marketing products, which is suggested by some of the disclosure in Management's Discussion and Analysis, you should clearly say so, and discuss the actions you will need to take in order to do so.

- You need to discuss in reasonable detail what raw materials you need to manufacture your products, who manufactures them for you and the names of your principal suppliers. You state on page 9 that you rely on subcontractors to manufacture, install and maintain your systems, but you have not identified the subcontractors or discussed your arrangements with them. You say you rely on a limited number of source suppliers for the purchase of manufacturing components, but you have also not identified them or discussed your arrangements with them. The discussion as currently written, is generic and applies to any manufacturer. It should be revised to be specific to you and your products and situation.

- Discuss the number of sales represented by the $22,000 in revenue. If you are dependent on one or a limited number of customers, you should identify them and discuss your relationships with them.

- You need to discuss any patents, trademarks, licenses, franchises, concessions, royalty agreements or similar arrangements you have. For example, on page 4 you refer to your "licensed software products" but you do not identify the products or who you license them from. If your business is dependent on these licenses, you should also file them as exhibits to the registration statement.

- You need to include a discussion of the amount the company spent on research and development activities during the past two years.

- You say that you have four full time employees and two part time employees. Disclose the types of services that your employees provide. For example, disclose whether they are salespersons, scientists, researchers, administrative personnel, etc.

3.   On page 3 you have stated that the COMCAM 10 series uses the most advanced technologies for video capture, compression, analysis and transmission capabilities. Please provide independent third party support for this claim. Please mark all reports submitted to indicate the information that supports this claim.

4.   Explain what the Compaq I-PAQ and Symbol MC-50 are and how they are used with your software.

5.   Please refer to the discussion of "Sales and Marketing Opportunities" on page 5. Identify the original equipment manufacturers that use your technology in their products. Do you have any agreements with these parties? If you do, please revise to describe all the material provisions of these agreements. For example, discuss the royalty provisions, duration and termination provisions, etc. File your agreements with these parties as exhibits to this registration statement or explain why you believe filing them as exhibits is not required.

6.   Explain what you mean by a "proven end-user customer base."

7.   Please refer to the discussion of "Business Partners" on page 5. Please expand the discussion to describe the material terms of your agreements with Symbol Technologies, Technology Service Corporation, Beacon Products and Strela Development AG. Also, file the agreements as exhibits to the registration statement or explain to us why you are not required to file them.

8.   Under "Competition" on page 6 you refer to "value positions." Please explain what a "value position" is. In addition, please compare your products to your competitors' products using these values. Also explain why you believe that you have no "direct" competitors based on these "value positions."

9.   You have stated on page 6 that your products are distinguished by next-generation innovations that are more sophisticated and cost effective than competitive products. Please provide independent third party support for your claim that your products are more sophisticated and cost effective than your competitors' products.

10.   Please provide us with copies of the Freeman Report and the Lehman Brothers 2004 Security Industry Report referenced on page 7. Please mark the reports to show the location of the information you are relying on.

11.   Please refer to the section called "Government Regulation" on page 7. The information included there is too vague, generic and legalistic to be meaningful to a reader of the document. Please revise it to explain, in plain language, what requirements your products must meet to receive FCC approval. Please also expand the discussion to discuss the process you must follow to obtain the approvals, and indicate whether you have obtained them.

12.   In the last sentence of the governmental regulations you indicate that you have "successfully operated within current governmental regulations in various jurisdictions." Please identify the regulations and jurisdictions you are referring to.

Risk Factors – page 7

13.   In the introductory paragraph you indicate that the risks you face are not limited to the ones you describe. This suggests that there are other material risks that have not been included. Please confirm that you have identified and discussed all material risks you face.

14.   Most of your risk factors are too vague and generic to be meaningful to a reader. Most of them are also simple statements of fact that do not identify specific risks. Please revise them so that they identify a risk that is specific to you, as well as the potential adverse consequences. Each risk factor should include a factual context, quantified to the extent practicable, so that a reader can evaluate the risk and its adverse consequences. For example:

- A discussion of the company's inability to produce new product units for sale as disclosed on page 14 appears highly relevant to the risk factor titled "The Company may not be able to develop new products" on page 8; and

- Your working capital deficit and accumulated deficit are details that would provide readers with a better understanding of the risks titled "The Company has

> a history of losses and may incur losses for the foreseeable future" and "If the Company does not obtain additional capital to operate its business, we may need to cease operations."

15.   The subheadings on your risk factors should be revised to identify the specific risk and potential consequences described in the body of the risk factor. For example, consider replacing the subheading called "The company faces risks related to raising additional capital" with the first sentence of the body of the risk factor. You could then expand the remainder of the risk factor to quantify the amount of funds you need, the timeframe over which you need them, the purposes for which you need funds, what you will do if you are unable to obtain the funds and other material information regarding the risk and its adverse consequences.

The company depends upon subcontractors and limited source suppliers – page 9

16.   Please identify the subcontractors that you reference. If you have agreements with these parties, describe the material terms of these agreements in the discussion of your business. File the agreements as exhibits or explain why they are not required to be filed.

The company's chief executive officer may have divided interests – page 9

17.   Please explain what ComCam Inc.'s business is and whether it will be competing with you for business opportunities. Also, explain in reasonable detail, why ComCam Inc. is spinning off your business. Currently, the risk factor contains too little information to evaluate what the risk actually is.

The company may attempt to quote its stock on the OTCBB – page 10

18.   We note your statement that if you do not obtain a quote on the OTCBB, it is possible that a market for your shares may not develop. Please clarify that a market for your stock might not develop even if you do obtain a quote on the OTCBB.

The company's shareholders may face significant restrictions on their stock. – page 11

19.   Please revise the risk factor to explain what a penny stock is, and to briefly summarize the substance of the rules you cite. Also, please revise the subheading to more accurately reflect the information in the body of the risk factor. Among other things, it should explicitly identify your stock as a penny stock.

Item 2. Management's Discussion and Analysis – page 12

20.   In the second paragraph you state that this section contains forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995." Please note that this registration statement is not covered by the Act. Either delete this statement, or if you retain it, explicitly indicate that the Act does not apply to the information in this registration statement.

21.   Disclose the interest rate on the loan from ACC Investors. Also disclose the amount of interest you have accrued and/or paid to date and the provisions of your loan agreement that permit you to pay up to 45% of the interest in shares of common stock. Disclose the amount and source of funds you will use to pay the remainder of the interest when it comes due.

Liquidity and Capital Resources - page 15

22.   We note that your discussion of cash flows seems to be a reiteration of what is included in your statement of cash flows and does not address specifically where the actual usages and sources of cash existed especially in your discussion of operating cash flows. Please revise your discussion to better address what used cash and what provided cash within your operating cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release. You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Strategy – page 13

23.   Please expand the discussion to include the material terms of your manufacturing agreement with Strategic Manufacturing Technologies. File the agreement as an exhibit to the registration statement. Also, quantify the discussion. For example, disclose how many of each of your products you have ordered, the timeline you have established for delivery and other material information.

24.   It is unclear what you mean by the statement that you intend to "renew" numerous sales opportunities. Please clarify what you mean. Also, explain why you believe these renewed opportunities will lead to increased revenues.

25.   You need to substantially expand the disclosure in this section. For example, in the first bullet you identify a number of federal agencies that have purchased your products. Expand the disclosure to identify the number and type of products purchased by each and whether they were purchased for testing purposes or for general use. Similarly, in the

second bullet, provide more detail about your "inclusion" in design bids submitted by Siemens Maintenance Services and whether this inclusion has resulted in actual sales of your products. Similar expanded information should be provided for each bullet.

26.   In the first paragraph on page 14 you refer to financing you recently secured from ACC Investors. Please disclose and discuss the material terms of your agreement with ACC and discuss in reasonable detail the uses to which you are putting the funds and how long you expect the funds to last. We note that some of the terms are discussed on page 16, but the discussion does not clearly identify the consequences of the terms on the company's ownership and structure. We also think that you should include a risk factor discussing the potential adverse impact of the terms on an investment in the company. The risk factor should disclose the principal amount of the loan and accrued interest and the consequences if the loan is paid in cash and/or common stock.

27.   Please expand the discussion of your liquidity to provide a more detailed discussion of your sources of funds. You should identify each source of funds and the amount of funds available from each. You should also disclose whether these source of funds will remain available to you after the spin off.

Item 4. Security Ownership of Certain Beneficial Owners and Management. – page 19

28.   We note that ACC Investors, LLC beneficially owns 33% of the outstanding shares of the company. Please include them in the table.

29.   Please delete the column called "Nature of Ownership." The information in it is meaningless as the law and rules require disclosure of "beneficial ownership," which is a defined term. Please also confirm to us that you have disclosed all beneficial owners of 5% or more of your outstanding securities.

30.   Please disclose the name and address of the natural person who possesses the right to make voting and investment decisions for the securities owned by Global ePoint, Inc. and ACC Investors, LLC.

Item 6. Executive Compensation – page 21

31.   Please revise to provide compensation information for the year ended December 31, 2005.

Item 7. Certain Relationships and Related Transactions – page 22

32.   We note from your financial statements that you have advances payable to Comcam, Inc.
        amounting to $1,515,354. Please discuss these advances and their repayment terms here.

Item 8. Description of Securities – page 22

33.   Disclose the exercise price and the termination date of the warrants.

Part II
Item 1. Market price and dividends on the registrant's common equity and other shareholder
matters – page 23

34.   Disclose when the distribution date will be.

Financial Statements

Statements of Operations, page F-4

35.   We note that you recorded a gain related to the cancellation of debt in the current period.
        Please explain to us why you recorded the gain on this within "Loss from operations."
        Further, a discussion of this transaction and your significant financing transaction are
        significant events that should be addressed in the notes to the financial statements. While
        full financial statements notes are not required for interim periods, disclosures of
        significant items that allow an investor to understand any significant interim transactions
        that took place in that period are required. Please acknowledge your intent to include
        such disclosures in future interim financial statements.

36.   Please revise this statement to include a cost of sales and a gross margin. We note that
        your inability to produce inventory for sale is indicated as a significant reason for the
        decline in your revenues in your discussion on page 14. Such disclosure will make the
        impact of these costs more transparent to investors. Refer to Item 310(b)(1)(ii) of
        Regulation S-B.

Notes to Financial Statements, page F-8

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

37.   In connection with the ACC agreement described on page 24 under Recent Sales of
        Unregistered Securities please provide us the following information and revise your
        filing as appropriate:
        •   Please describe how you allocated the proceeds between the convertible promissory
            note and the warrants issued. Quantify and discuss any significant assumptions
            underlying your allocation and elaborate on the conditions under which the warrants
            issued may be redeemed, and at whose option.
        •   Describe how you considered the fact that the notes are convertible, at the option of
            the holder, into common stock and the impact of EITF 00-19 related to this
            conversion feature.
        •   Explain how your consideration of whether the notes had a beneficial conversion
            feature complied with EITF 98-5 and 00-27. In this regard, please tell us how you
            determined the implied conversion price and how it compared to the fair value of
            your common stock.
        •   Explain to us how you accounted for the warrants including whether or not they
            should be classified outside of equity under the guidance of EITF 00-19.

                            *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR under the form type label CORRESP. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat at (202) 551-3656, or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director